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                                June 23, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Registration
Statement on Form F-1
                                                            Filed June 8, 2021
                                                            File No. 333-256881

       Dear Mr. Wang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       General

   1. We note that Exhibit 3.2, the eighth amended and restated memorandum of association, includes an exclusive
federal forum provision for claims arising under the Securities Act.
                                                        Please disclose this
provision in the filing, including under risk factors, to state that there is uncertainty as to
whether a court would enforce such provision and that investors cannot waive compliance
with the federal securities laws and the rules and regulations thereunder.
 Haijun Wang
FirstName  LastNameHaijun  Wang
Atour Lifestyle Holdings Limited
Comapany
June       NameAtour Lifestyle Holdings Limited
     23, 2021
June 23,
Page 2 2021 Page 2
FirstName LastName
Corporate History and Structure, page 80

2. We note your response to our prior comment 1. Please address the following with respect to your response:

                It appears that the specific entities that held ownership interests in Atour Shanghai prior to the restructuring are not the same entities that held ownership interests after the restructuring. Further, it does not appear that the percentage ownership interests held by each entity prior to the restructuring are exactly the same as the ownership interests after the restructuring. Please explain to us how these facts are consistent with your decision to account for the restructuring as a recapitalization.
                We note that Founder SPV acquired 73,680,917 class B shares as part of the restructuring. We further note that each class B shareholder is entitled to ten votes per Class B share. Please tell us whether Founder SPV had similar voting rights prior to the restructuring. In your response, tell us the percentage of voting rights held by the Founder SPV affiliates prior to the restructuring, the percentage of voting rights held by Founder SPV after the restructuring and explain to us whether a change in control occurred as a result of the restructuring. If you determined that a change in control occurred, explain to us how you concluded it was appropriate to account for the transaction as a recapitalization as opposed to a business combination.
                Assuming the restructuring has been appropriately accounted for as a recapitalization, we remain unclear why the financial statements of Atour Lifestyle Holdings Limited have not been retroactively revised to account for the change in equity structure.
              Please tell us why you have not retroactively adjusted the financial statements to give effect to the restructuring consistent with the guidance in ASC 805-40-45-2d.
Critical Accounting Policies and Estimates
Fair Value of Our Ordinary Shares, page 101

3. We note the significant increase in the estimated fair value per Atour Shanghai ordinary share from RMB11.93 at December 31, 2020 to RMB20.96 at March 31, 2021. Please
         address the following:

                Describe for us the significant factors contributing to this increase including any intervening events or changes in assumptions, as well as any changes in weighting or selection of valuation methodologies used.
                For each option grant during the first quarter 2021, tell us the fair value of your stock on the date the options were granted.
                To the extent you anticipate a material difference between the RMB20.96 estimated fair value per Atour Shanghai ordinary share at March 31, 2021 and Atour Lifestyle
              IPO price per Class A ordinary share, please reconcile this difference in terms of significant factors emerging after March 31, 2021, which would include intervening events, changes in assumptions, and changes in weighting or valuation methodologies used.
 Haijun Wang
FirstName  LastNameHaijun  Wang
Atour Lifestyle Holdings Limited
Comapany
June       NameAtour Lifestyle Holdings Limited
     23, 2021
June 23,
Page 3 2021 Page 3
FirstName LastName
Exhibits

4. We note your response to comment 12 in our May 5, 2021 letter and the PRC opinion filed as Exhibit 99.2.

                We note the qualification in paragraph 2(A), and elsewhere in
the opinion, to    except
              as disclosed in the registration statement [and/or] prospectus. Please replace this phrase with substantive disclosure and make clear the exceptions being referenced.
              Additionally, we note that the registration statement and prospectus reference the opinion as provided by PRC counsel to the company. Therefore, to the extent practicable, please ensure that the opinion is complete and does not include qualifications not attributable to counsel where the company has depended upon or
              referenced counsel   s opinion.

                Please revise the opinion to reconcile and make clear the following:
                o The reference to certain licenses not having been registered in the risk factor
                      [f]ailure to comply with lease registration under PRC law may subject both
                   parties to such leases.      ;
                o The extent that the equity interests referenced in the registration statement are required to be registered to be enforceable and have been registered, as necessary; and

                We note the reference in paragraph 2(C) to the company not having foreign investment restrictions that also contains the aforementioned qualification related to disclosure in the registration statement and prospectus. Please delete this qualification and make clear whether the basis of the opinion is
that the company   s
              PRC businesses solely operate as limited service hotel businesses.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Haijun Wang
Atour Lifestyle Holdings Limited
June 23, 2021
Page 4

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameHaijun Wang
                                                          Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                          Office of Real Estate
& Construction
June 23, 2021 Page 4
cc:       Li He
FirstName LastName